Exhibit 12.1

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	2002	2001	2000	1999	1998
Earnings:

Earnings (losses) before income taxes,
extraordinary item and cumulative effect	$(3,327)	$(3,327)	$ 425	$ 1,885	$ 1,220
Undistributed (earnings) losses of affiliate	-	(4)	9	(20)	(62)
Fixed charges, from below	786	883	1,068	1,012	1,002
Interest capitalized	(25)	(79)	(77)	(75)	(105)
Earnings	$(2,566)	$(2,527)	$ 1,425	$ 2,802	$ 2,055

Fixed charges:

Interest expense	$ 601	$ 540	$ 416	$ 372	$ 362
Portion of rental expense representative
of the interest factor	185	343	652	640	640
Fixed charges	$ 786	$ 883	$ 1,068	$ 1,012	$ 1,002

Ratio of earnings to fixed charges	(a)	(a)	1.33	2.77	2.05

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(a) Earnings were inadequate to cover fixed charges by $3.4 billion in 2002 and 2001.